

July 20, 2011

Via E-mail
Mr. João Adalberto Elek Júnior
Chief Financial Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil

  Re: **Fibria Celulose S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2010
     Filed April 1, 2011
     File No. 001-15018

Dear Mr. Elek:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements, page F-14

3 First-time Adoption of IFRS, page F-29

1. Please tell us how the transition from previous GAAP to IFRS affected your statement of cash flows. Please disclose any material adjustments. Refer to paragraph 25 of IFRS 1.

3.1.1 Application of IFRS 1, page F-29

2. We note your disclosure that your financial statements are prepared and are being presented in accordance with International Financial Reporting Standard (IFRS) as issued by the IASB. However, you have not provided an explicit and unreserved statement of compliance with IFRS in your first annual IFRS financial statements as required by paragraph 3 of IFRS 1. Please revise or explain to us why such disclosure is not required.

3.2   Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity – reconciliation of prior BR GAAP and IFRS, page F-30

 (a)   IFRS 3R – "Business Combination," page F-30

3.   We note you recorded R$1,618,824 as "other reserves" in the shareholders' equity. Please explain to us the nature of transactions with the non-controlling shareholders and how the amount was determined.

3.3   Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity – reconciliation of US GAAP and IFRS, page F-32

4.   We note your reconciliation of shareholders' equity (page F-33) and reconciliation of net income (page F-34) as originally presented under US GAAP are stated in Brazilian reais. However, we note that your prior year's Form 20-F presented your financial statements in US dollars. To enhance the reader's understanding, please revise to reconcile the actual amounts that were presented under US GAAP for shareholders' equity and net income as originally presented in prior year's Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

João Adalberto Elek Júnior
Fibria Celulose S.A.
July 20, 2011
Page 3

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services